FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of October 2011

SANTANDER UK PLC
(Translation of registrant's name into English)

2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Third quarter results reinforce financial strength of Santander UK

London, 27 October 2011

This statement provides a summary of the unaudited business and financial trends for the 9 months ended 30 September 2011. Unless otherwise stated, references to Santander UK and other general statements refer to the trading1 results and business flow analysis of Santander UK plc (“Santander UK”) compared to the same period in 2010.

In the fourth quarter of 2010 Santander UK acquired Santander Cards and the remaining interests of Santander Consumer Finance and Santander Private Banking as part of the previously announced restructure of group companies. As a result, the statutory results for the 9 months ended 30 September 2011 include the results of these businesses, whereas the statutory results for the 9 months ended 30 September 2010 do not. In order to enhance the comparability of the two periods, the results of these businesses have been included in the trading results for the 9 months ended 30 September 2010.

The results of Banco Santander, S.A. ("Banco Santander") for the 9 months ended 30 September 2011 are also released today and can be found on www.santander.com. The results of Santander UK, on a Group basis, are included within Banco Santander’s financial statements.

“Santander UK has delivered another solid set of results despite the difficult market conditions, maintaining its strong track record of profitability while strengthening the balance sheet. This performance reinforces our standing as a UK-focused bank, which has c. 85% of assets originated in the country and a clear weighting towards secured prime mortgages, which represent over 80% of customer loans.

Trading profit after tax, and excluding regulatory impacts, for the nine months to 30 September 2011 increased c. 10% compared to 2010, demonstrating the robust nature of our underlying business and the quality of our assets, where we benefited from a better credit performance than expected. Revenues were negatively impacted by higher costs of funding and the impact of interest rates remaining low for longer.

We have continued our strong support for UK homeowners and business. In the first nine months of the year our share of gross mortgage lending was c. 16%, which is well above our stock share, and means we are writing one-in-six UK mortgages. In the last two quarters, we have recorded positive net lending despite weak demand, while in SME lending, we are running ahead of our commitments made under the Merlin agreement. Lending to this vital sector was up 27% on the same point last year.

In terms of our funding mix, we have made a conscious decision to move away from short-term wholesale and retail funds where we feel margins are unsustainable, towards medium-term funding. To date we have raised c. £24bn (compared to £17bn in 2010) across a range of products and geographies at attractive rates.

We recently announced our plans for the next three years, as we aim to complete the commercial turnaround of the UK business. Our goal is to develop Santander UK into a full service, diversified, customer centred franchise. In the last quarter, we have made good progress, with market leading and innovative new current account and credit card offers, an agreed timeline for the integration of the RBS branches being acquired, and improvements in terms of customer service.

It will take two to three years to build on the platform we have today and complete the commercial turnaround to which Santander UK has committed a £490m IT investment programme. This will help us to achieve our medium term targets of a cost to income ratio of less than 44% and Return on Tangible Equity (RoTE) of more than 16%.

All banks in the UK are facing headwinds given market conditions, regulatory uncertainty and persistent low interest rates. Notwithstanding this, Santander UK is well positioned in our core businesses to perform strongly for the rest of this year and beyond.”

Ana Botín, Chief Executive Officer, Santander UK

Investor Relations 2 Triton Square, Regent’s Place, London NW1 3AN

Key Financial Highlights

▪
a solid performance from all businesses units, with trading profit after tax, excluding the impact of higher regulatory costs up c. 10%, demonstrating the robust nature of our underlying business. Including the cost of holding higher levels of liquid assets and other regulatory factors, the trading profit after tax in the nine months to September 2011 was 9% lower than in 2010;

▪
as announced at the Group’s Investor Day on 29th September, in the forthcoming quarters the impact of persistent lower interest rates and cost of medium-term funding will have an increasingly material impact on the results, reducing profitability;

▪
customer lending grew by 1% versus the same period last year. Despite an outflow of rate-sensitive deposits in the first nine months of 2011, the loan to deposit ratio of 135% was broadly unchanged from September 2010 (134%). In addition, term funding issuance in 2011 has reached £24bn, helping to strengthen the balance sheet position whilst protecting profitability;

▪
cost to income ratio of c. 43% reflecting pressures on revenues, but still a strong position relative to other UK banks. Excluding the impact of higher regulatory costs this was c. 40%, which is broadly unchanged from the same period last year;

▪	arrears performance continues to track better than expected; and

▪	core Tier 1 ratio of c. 11%.

Strategic Update

On September 29th 2011 the UK management team presented its three year plan for Santander UK, in which it will complete the commercial turnaround of the UK businesses acquired since the acquisition of Abbey National plc in 2004.

The plans build on the strength of the existing franchise, distribution scale and balance sheets that are primarily UK based. In the first nine months of the year a strong management team has been assembled and a new approach to regulatory demands and treating customers fairly put in place. Our funding plans and overall balance sheet position has been strengthened, and the underlying business is performing well in the face of market uncertainty and intense competition for deposits.

The goal is to develop Santander into a full service, diversified, customer centred franchise. The strategy has three principles: shifting to a customer rather than product focus, diversifying the business to a more balanced business mix, and maintaining operating efficiency hand in hand with good service levels being provided to customers.

Our market leading IT platform is integral to meeting these goals and we will invest £490m in the next three years to further improve its functionality and capabilities, at which point the ability to differentiate and grow faster will be in place. However, even in the last quarter, progress has been made against each of these principles.

Investor Relations 2 Triton Square, Regent’s Place, London NW1 3AN

Customer Focus:

A key feature of this is to develop our relationship with our customers, through increased current account primacy and credit cards, and increasing use of customer segmentation. In September, two campaigns were launched both of which have been well received by the market. The new current account offers increased incentives for existing customers to switch their primary bank account to Santander UK. The 123 Cashback Credit Card is a fee paying card that offers valuable rewards for customers using the card on a day to day basis.

Balanced business mix:

The organic growth of the Santander UK corporate banking business continued through the third quarter. SME balances are now 27% ahead of the same point last year, and we are ahead of our Merlin commitments. The business growth is underpinned by additional business centres, product offerings and people that are integral to our relationship management based model.

The investment for, and acquisition of, the RBS branded SME business will transform our business further. A revised completion in the fourth quarter of 2012 has now been agreed to ensure a seamless transition for customers and staff.

Efficiency and service:

Costs are being held broadly flat in 2011, despite investment in growth areas and to improve the service we provide to customers.

In terms of treating customers fairly, and improving service and satisfaction levels, we have taken a number of steps this year:

▪	recruitment of 1,100 customer facing staff and repatriation of retail call centres to the UK;

▪	investing in our retail network, including 300 new deposit ATMs, and improvements to internet and back-office processes; and

▪	general overhaul of our complaints handling processes, including a dedicated Customer Complaints Helpline have been significant steps in our programme to improve customer satisfaction.

The impact of these actions is evident, with the number of FSA reportable complaints received in the first half of 2011 31% lower than the same period in 2010, and 14% lower than the second half of 2010.

These improvements validate the results of our monthly customer surveys which demonstrate that service levels are improving. We are currently dealing with 80% of complaints within 48 hours and branch queue times have reduced.

There does, however, remain more to do to reach the high levels of customer service and satisfaction we are consistently delivering in other areas of the business such as intermediaries and in corporate banking.

Investor Relations 2 Triton Square, Regent’s Place, London NW1 3AN

Financial results

Trading profit after tax for the nine months to September 2011 was 9% lower than 2010. Statutory profit was also lower than in 2010, adversely impacted by the provision for remediation in relation to payment protection insurance which was reported in June 2011 (£538m).

As noted in previous quarters, a number of structural issues continued to have an impact on the banking sector during 2010 and 2011 and these have significantly affected Santander UK’s balance sheet and financial results including:

▪	regulation introduced in the wake of the financial crisis requiring banks to retain much higher levels of liquid assets – Santander UK’s holdings have increased by c. £20bn since December 2009;

▪	the bank levy was introduced in 2011 by the UK government and a higher cost in relation to the Financial Services Compensation Scheme is expected;

▪	term funding costs have increased across the market and this has had a direct impact on revenues as funding reaching maturity has to be replaced at a higher cost; and

▪	interest rates have persisted at historically low levels for much longer than expected.

These ‘structural factors’ materially impact the year-on-year trends requiring some reference to underlying trends. In 2011, the regulatory changes are the most significant. In 2012 and 2013, the impacts of interest rates staying lower for longer combined with the higher cost of term funding become more material in terms of understanding trends.

The targeted RoTE for the UK business for 2011 is c. 15%, which is targeted to decline to c. 11% across 2012 / 2013 before recovering in the subsequent years. Although the headwinds are material, the expectation is for Santander to maintain its history of robust performance, delivering strong recurring earnings with potential for future growth from a low-risk balance sheet.

Trading income

Interest income for the nine months to September 2011 was c. 9% lower than 2010 largely as a result of regulatory liquidity requirements excluding which revenues were slightly lower. The commercial banking margin narrowed to 1.88% (FY 2010:2.06%), albeit 1.80% in the quarter, with increased lending margins more than offset by higher funding and regulatory liquidity costs. Retail income continued to benefit from modest increases in standard variable rate mortgages, partially offset by higher deposit costs and lower banking overdraft interest as a result of a new pricing structure. The Corporate Banking business reported higher net interest income reflecting deposit and lending growth, with margins on new lending higher than existing levels. SME net lending in 2011 was £1.7bn in the nine months to September, with asset balances up by 27% relative to the same period last year.

Non interest income was 2% higher than in 2010 largely as a result of a change in the pricing structure of current accounts. As mentioned above this change has resulted in lower net interest income as flat fees have replaced overdraft interest charges across most personal current accounts. This has been offset by pressure on non-banking fees in part due to the market for investment products which has declined sharply in the last 12 months. Similarly, Global Banking & Markets revenue was down as a result of lower activity in the market. Fee income in relation to Corporate Banking however, benefited from increased new business activity, in particular in relation to SMEs.

Investor Relations 2 Triton Square, Regent’s Place, London NW1 3AN

Trading expenses

Trading expenses were 1% higher than 2010 due to the recruitment of additional customer-facing staff and investment in growth initiatives in Corporate Banking and Global Banking & Markets. The recruitment of 1,100 customer-facing staff to improve customer service was completed in the first half of 2011 and allowed Santander UK to repatriate its overseas retail call centres back to the UK. The cost-to-income ratio of c. 43% was higher than the same period last year. However, excluding the adverse impact on income from holding additional liquid assets, the cost-to-income ratio was broadly unchanged at around 40%.

Trading provisions

Trading provisions were over 40% lower than 2010, largely due to improving mortgage and unsecured loan related charges. This was partially offset by increases in charges in relation to the growing corporate book, and in particular older commercial real estate exposures written pre 2008.

Secured coverage was conservative at 20%, whilst the stock of properties in possession (PIP) was broadly unchanged at 940 cases (945 in September 2010). This level of PIP represented only 0.06% of the book and remained well below the industry average2. The mortgage non-performing loan ratio was lower than both last quarter and the same point last year at 1.42%. The mortgage book is of a high quality as demonstrated by the stable mortgage arrears position and the low volume of properties in possession although it has been supported by the low interest rate environment and the relative stability of the UK economy.

The key ratios in the table below demonstrate the performance seen in the last seven quarters:

	Qtr 1	Qtr 2	Qtr 3	Qtr 4	Qtr 1	Qtr 2	Qtr 3
	2010	2010	2010	2010	2011	2011	2011

Santander UK - mortgages only

NPL % of asset (value 3 month plus)	1.58%	1.53%	1.46%	1.41%	1.42%	1.44%	1.42%

PIP % of asset	0.05%	0.06%	0.06%	0.05%	0.06%	0.06%	0.06%

Secured coverage	22%	23%	23%	22%	22%	21%	20%

New business LTV	61%	62%	63%	63%	62%	64%	65%

Stock LTV indexed	52%	51%	51%	51%	51%	52%	52%

Council of Mortgage Lenders (CML)2 - mortgages only

NPL % of asset (volume 3 month plus)	2.22%	2.17%	2.15%	2.11%	2.09%	2.07%	n/a

PIP % of asset	0.13%	0.12%	0.12%	0.11%	0.12%	0.12%	n/a

Investor Relations 2 Triton Square, Regent’s Place, London NW1 3AN

Non-trading items

The half year results announced in July 2011 included a provision for payment protection insurance (PPI) remediation of £538m (post-tax). Santander UK did not participate in the UK Court case on PPI, and consistently settled claims over the last two years as they arose. However, following the result of the court case, the decision by other UK banks to settle claims and the increased media activity surrounding this, Santander UK saw an uplift in the volume of claims received and so took the prudent decision to make a one-off provision to cover the potential cost of expected claims.

Claims continued to be processed in the third quarter of 2011 in line with our half year announcement and the volume and cost of these claims are closely monitored.

Balance sheet strength

Santander UK remains a UK-focused institution with c. 85% of the balance sheet UK-related and over 80% of customer loans made up of residential mortgages to UK customers.

Over the last 12 months, commercial asset stock increased 1% to £204bn driven by growth in SME loans of 27%, with mortgage balances broadly stable. Commercial liability stock of £151bn was unchanged compared to the September 2010. The commercial loan-to-deposit ratio of 135% was broadly in line with the same time last year.

In the first nine months of 2011, customer lending amounted to £1.8bn and there was an outflow of customer deposits of £2.7bn, in particular rate-sensitive retail and private banking outflows. This reflects the commitment to maintain lending availability to the UK but balancing this with profitability management in relation to intense competition for retail deposits. The shortfall in deposit funding has been more than compensated for by a net increase in medium-term wholesale funding, having raised c. £24bn (compared to £17bn to September 2010) across a range of products and geographies at attractive rates. The ratio of customer assets to customer deposits plus medium-term funding is now 93%. Deleveraging of non-core assets also continued in the first nine months of 2011 with balances down by c. £3bn in total.

Sovereign exposures to Europe (excluding UK) as at September 2011 are not significant at less than 1% of total assets and primarily relate to Swiss government (periphery countries c. 0.05%). Total exposure to periphery countries is c. 0.5% of total assets.

Capital ratios remain strong with a Core Tier 1 of c. 11%.

Investor Relations 2 Triton Square, Regent’s Place, London NW1 3AN

Business flows

The key metrics in the table below highlight the performance achieved in 2010 and 2011:

	Qtr 1	Qtr 2	Qtr 3	Qtr 3 '10	Qtr 1	Qtr 2	Qtr 3	Qtr 3 '11	Qtr 3 '11 YTD
	2010	2010	2010	YTD	2011	2011	2011	YTD	vs Qtr 3 '10 YTD

Gross mortgage lending (£bn)	5.7	6.6	6.9	19.2	4.2	5.5	7.1	16.8	(13%)
Capital repayments (£bn)	4.3	4.7	5.0	13.9	4.8	5.3	6.5	16.5	19%
Net mortgage lending (£bn)	1.4	1.9	1.8	5.2	(0.6)	0.2	0.6	0.2	(96%)
Stock (£bn)	168.3	170.2	172.1	172.1	171.8	172.1	172.6	172.6	0%
Market share – gross lending (3)	20.0%	19.3%	18.4%	19.0%	14.4%	16.3%	18.5%	16.5%	(2.5) p.p.
Market share – capital repayments (3)	14.6%	14.7%	15.1%	14.7%	15.9%	17.2%	18.5%	17.3%	2.6 p.p.
Market share – stock (3)	13.6%	13.7%	13.9%	13.9%	13.9%	13.9%	13.9%	13.9%	(0.0) p.p.

Total gross UPL lending (£bn)	0.4	0.3	0.3	1.0	0.4	0.4	0.4	1.1	12.0%
Total UPL stock (£bn)	4.0	3.8	3.6	3.6	3.2	3.1	3.0	3.0	(15%)

SME Lending stock (£bn)	7.0	7.5	8.0	8.0	9.2	9.6	10.2	10.2	27%
Market share SME Lending Stock (%) (4)	3.0%	3.2%	3.4%	3.4%	3.7%	4.1%	4.3%	4.3%	0.9 p.p.

Total commercial (5) asset stock (£bn)	197.5	199.3	201.7	201.7	201.8	202.1	203.9	203.9	1%

Commercial (5) net deposit flows (£bn)	3.0	1.6	2.1	6.7	(0.1)	(0.1)	(2.5)	(2.7)	(141%)
Investment sales – API (£ bn)	0.9	0.9	0.9	2.7	0.7	0.8	0.6	2.2	(20%)
Total Commercial (5) liability stock (£bn)	146.9	148.5	150.5	150.5	153.4	153.3	150.8	150.8	0%

Bank account openings (000's)	285	234	267	786	217	192	240	649	(17%)
Market share - Bank Account Stock (6)	8.9%	9.1%	9.2%	9.2%	9.1%	9.1%	9.0%	9.0%	(0.2) p.p.

Credit card sales (000's)	117	122	93	332	155	120	130	404	22%

▪
gross mortgage lending was £16.8bn, an estimated market share of 16.5%, well above our natural stock share. The LTV on new business in the nine months to September was 65%, whilst the indexed stock LTV was 52% - both measures have remained broadly stable over the last seven quarters;

▪
net mortgage lending was slightly positive in the third quarter, an increase on the first two quarters of 2011. First half lending was impacted by a weaker pipeline from the last quarter of 2010 during which the market pricing became less attractive in the lower loan-to-value (LTV) segments of the market;

▪
the de-leveraging of the UPL book has resulted in a 15% reduction in balances to £3.0bn. UPL gross lending was up 12% year-on-year, continuing to focus activity on high quality customer segments with good risk-adjusted margins;

▪	lending to the SME market continued to grow via our 26 regional business centres. Lending stock of £10.2bn was 27% higher than 2010 equating to an estimated market share of 4.3%;

Investor Relations 2 Triton Square, Regent’s Place, London NW1 3AN

▪
commercial deposit balances were slightly higher compared to the same point last year. Acquisition of deposits has slowed in the first nine months of 2011 as a result of a smaller market in the UK combined with negative pricing and margins in the market. This has resulted in an outflow in 2011, more than offset by higher than expected issuances of medium-term funding;

▪	investments & pensions performance was down 24% delivering £2.1bn API;

▪	c. 650,000 bank accounts were opened in the first nine months of 2011 building on the success of the last two years, during which more than 2 million accounts were opened; and

▪	credit card sales of over 400,000 grew by 22% with a continued focus on existing customers.

1.
Trading profit before tax is management’s preferred profit measure when assessing the performance of the business and is the internal measure of segment profit required to be disclosed under IFRS 8. It is calculated by adjusting statutory profit before tax for perimeter companies pre-acquisition trading basis results, reorganisation, customer remediation and other costs, hedging and other variances, profit on part sale and revaluation of subsidiaries and capital and other charges.

2.
Data reproduced from statistics published by the Council of Mortgages Lenders (CML). September 2011 data not available at the time of reporting. Information in this trading statement sourced from the CML has been accurately reproduced and as far as Santander UK is able to ascertain from information published by the CML, no facts have been omitted which would render the reproduced information inaccurate or misleading.

3.
Market share of gross lending, capital repayments and mortgage stock estimated by Santander UK for each quarter having regard to individual lending data published by The Bank of England for the first two months of each quarter.

4.
Market share of SME lending stock determined on an asset basis of SME businesses with turnover up to £150m, estimated by Santander UK for each quarter having regard to corporate lending data published by The Bank of England for the first two months of each quarter.

5.	Includes Retail, Corporate and Global Banking & Markets.

6.	Market share of bank account stock estimated by Santander UK for each quarter having regard to market research published by CACI.

Investor Relations 2 Triton Square, Regent’s Place, London NW1 3AN

Santander UK plc & Banco Santander, S.A.

Santander UK plc (“Santander UK”) is a subsidiary of Banco Santander, S.A. (“Santander”) (SAN.MC, STD.N). Santander is a retail and commercial bank, based in Spain, with a presence in 10 main markets. At the close of December 2010, Santander was the largest bank in the euro zone by market capitalisation and, in 2007 to 2010, the third in the world by profit. Founded in 1857, at the end of 2010, Santander had EUR 1,362 billion in managed funds, more than 95 million customers,14,082 branches – more than any other international bank – and over 178,000 employees. It is the largest financial group in Spain and Latin America, with leading positions in the United Kingdom and Portugal and a broad presence in Europe through its Santander Consumer Finance arm.

Santander has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK continues to have its preference shares listed on the London Stock Exchange. Nothing in this press release constitutes or should be construed as constituting a profit forecast.

Disclaimer

Santander UK and Santander both caution that this press release may contain forward-looking statements. Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, contain a safe harbour for forward-looking statements on which we rely in making such statements in documents filed with the U.S. Securities and Exchange Commission. Such forward-looking statements are found in various places throughout this press release. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward looking statements are based on management’s current expectations, estimates and projections and both Santander UK and Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. Factors that may affect Santander UK’s operations are described under ‘Risk Factors’ in Santander UK’s Annual Report and Accounts on Form 20-F for 2010. A more detailed cautionary statement is also given on page 5 of Santander UK’s Annual Report and Accounts on Form 20-F for 2010. When relying on forward-looking statements to make decisions with respect to Santander UK or Santander, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year.

This announcement is not a form of statutory accounts.

Contacts
Anthony Frost	(Head of UK Corporate Communications)	020 7756 5536
Jonathan Burgess	(Head of FMI, Planning & Investor Relations)	020 7756 4182
Israel Santos	(Head of Investor Relations)	020 7756 4275

For more information contact:		ir@santander.co.uk

Investor Relations 2 Triton Square, Regent’s Place, London NW1 3AN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 27 October 2011	By / s / Jessica Petrie (Authorised Signatory)